Exhibit 8.1

List of Caledonia Mining Corporation Plc group entities

	Country of incorporation	Legal shareholding (year end)
		2021	2020	2019
Subsidiaries within the Caledonia Mining Corporation Plc Group		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited (1)	Zimbabwe	100	100	100
Caledonia Mining Services (Private) Limited (2)	Zimbabwe	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	-	-	100
Fintona Investments Proprietary Limited	South Africa	100	100	100
Caledonia Mining South Africa Proprietary Limited (1)	South Africa	100	100	100
Greenstone Management Services Holdings Limited	United Kingdom	100	100	100
Blanket Mine (1983) (Private) Limited (2)	Zimbabwe	64	64	49
Caledonia (Connemara) (Pvt) Limited (2)	Zimbabwe	100	-	-
Caledonia (Maligreen) (Pvt) Limited (2)	Zimbabwe	100	-	-

(1)	Direct subsidiary of Greenstone Management Services Holdings Limited (United Kingdom)
(2)	Direct subsidiary of Caledonia Holdings Zimbabwe (Private) Limited until 2020